FlexShares Trust

50 South LaSalle Street

Chicago, Illinois 60603

October 31, 2013

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	FlexShares Trust (the “Registrant”) Post-Effective Amendment No. 40 to the Registration Statement on Form N-1A (File Nos. 811-22555; 333-173967)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-referenced Post-Effective Amendment No. 40 to the Registrant’s Registration Statement on Form N-1A be accelerated to November 4, 2013, or as soon thereafter as is reasonably practicable.

This letter may be executed in any number of counterparts, each of which shall be deemed an original.

Very truly yours,

FlexShares Trust

By:	/s/ Peter K. Ewing
Peter K. Ewing Vice President

Foreside Fund Services, LLC

By:	/s/ Mark Fairbanks
Mark Fairbanks President

cc:	Craig R. Carberry, Esq. Diana McCarthy, Esq. Veena K. Jain, Esq.